UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lakeside Holding Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

1475 Thorndale Avenue, Suite A

Address of Principal Executive Office (Street and number):

Itasca, Illinois 60143

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lakeside Holding Limited (the “Registrant”) requires additional time to complete certain disclosures to be included in the Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2026 (the “Form 10-Q”). The preparation and review of such disclosures required to be presented in the Form 10-Q could not be completed and filed by the Registrant without undue hardship and expense to the Registrant due in part to the circumstances described in Part IV below. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Long Yi	（224）	446-9048
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The numbers are subject to the verification by the management and the review by the auditors. As a result, please refer to the quarterly report to be filed for the period ended March 31, 2026.

The Registrant’s results of operations for the three months ended March 31, 2026 are anticipated to be significantly different from the corresponding period in the prior fiscal year due to the Registrant completed a corporate structure change, disposing of one of its subsidiaries in February 2026. As a consequence, the comparative financial figures in relation to operations under the disposed subsidiary in the fiscal period ended March 31, 2026 was reclassified to items named “XXXX-discontinued operation”. Management’s current reasonable estimates of the results of operation are as follows, which are subject to change upon the completion of the financial statements: (i) total revenue, increased to approximately $1.4 million for the three months ended March 31, 2026 from approximately $0.5 million for the three months ended March 31, 2025; (ii) net loss from continuing operations increased to approximately $1.7 million for the three months ended March 31, 2026 from approximately $0.4 million for the three months ended March 31, 2025; and (iii) due to the disposal, the Registrant earned comprehensive income of approximately $0.2 million for the three months ended March 31, 2026 while is suffered comprehensive income of approximately $1.1 million for the three months ended March 31, 2025. Additional narrative and quantitative disclosure regarding the Registrant’s results of operations for the quarter ended March 31, 2026 will be disclosed in the Registrant’s Quarterly Report on Form 10-Q.

Lakeside Holding Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Long Yi
		Name:	Long Yi
		Title:	Chief Financial Officer (Principal Executive Officer)

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

3